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FUNDRISE

You've received your Q2 2024 dividends

— You have received your Q2 2024 dividends. It may take up to 24 hours for the transaction to appear in your account. You can review the details regarding these dividends at any time from the transactions section of your dashboard.

As a reminder, please review your account settings and plan selections at least annually to ensure that your current selections continue to meet your financial goals. You can make any changes from the settings section of your account.

If you have any questions, please visit our help center or reach out to our Investor Relations team at investments@fundrise.com.

Portfolio Spotlight: Income Fund has 8.02% ann. distribution rate

As an investor in the Income Fund, you're benefiting from the Fund's continued success and annualized distribution rate of +8%, as of July 1st.


Distribution rate of Income Fund since January 2023
1.0%
0.75%
0.50%
0.25%
0.0%
8.10%
2023 distribution rate
8.02%
Annualized distribution rate
as of July 1, 2024
J F M A M J J A S O N D J F M A M J
2023
2024

Interested in increasing your position in the Income Fund?

INVEST NOW

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An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Pursuant to Rule 19(a) under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseintervalfund.com for more information with respect to the Fundrise Real Estate Interval Fund's recent distributions.

Pursuant to Rule 19(a) under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseincomerealestatefund.com for more information with respect to the Fundrise Income Real Estate Fund's recent distributions.

Pursuant to Rule 19(a) under the Investment Company Act of 1940, please click here or see the "Literature" section of fundrisegrowthtechfund.com for more information with respect to the Fundrise Innovation Fund's recent distributions.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

You've received your Q2 2024 dividends

— You have received your Q2 2024 dividends. It may take up to 24 hours for the transaction to appear in your account. You can review the details regarding these dividends at any time from the transactions section of your dashboard.

As a reminder, please review your account settings and plan selections at least annually to ensure that your current selections continue to meet your financial goals. You can make any changes from the settings section of your account.

If you have any questions, please visit our help center or reach out to our Investor Relations team at investments@fundrise.com.

Portfolio Opportunity: Looking to earn additional dividends?

As of July 1, the Income Fund continues to deliver a +8% annualized distribution rate and has recently closed a number of investments with higher gross rates of return.[1]



The Highlands: 15.5% Gross Rate of Return[1]

A preferred equity investment in the development of a new 120-unit class-A townhome community in Knoxville, TN currently earning a 15.5% gross yield.


East Village Townhomes
Build-for-rent community

East Village Townhomes: 14.25% Gross Rate of Return[1]

A preferred equity investment in the construction of a new 74-unit build-to-rent townhome community located in Roswell, GA (outside of Atlanta).



Busbee Mountain: 15.0% Gross Rate of Return[1]

A preferred equity investment in the development of a brand new 179-unit class-A multifamily apartment community located outside of Asheville, NC.

Interested in the Income Fund?

INVEST NOW

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[1] The Highlands, East Village Townhomes and Busbee Mountain are just a few examples of the Fundrise Income Fund's recent acquisitions. For a full list of projects powering Fundrise portfolios, see fundrise.com/assets. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Pursuant to Rule 19(a) under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseintervalfund.com for more information with respect to the Fundrise Real Estate Interval Fund's recent distributions.

Pursuant to Rule 19(a) under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseincomerealestatefund.com for more information with respect to the Fundrise Income Real Estate Fund's recent distributions.

Pursuant to Rule 19(a) under the Investment Company Act of 1940, please click here or see the "Literature" section of fundrisegrowthtechfund.com for more information with respect to the Fundrise Innovation Fund's recent distributions.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036